

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

January 13, 2010

Via U.S. Mail and Fax (503) 669-6716

Joseph Pointer
Chief Financial Officer
Cascade Corporation
2201 N.E. 201st Ave.
Fairview, Oregon 97024

> **Re:** **Cascade Corporation**
> **Form 10-K for the fiscal year ended January 31, 2009**
> **Filed April 6, 2009**
> **Form 10-Q for the quarter ended October 31, 2009**
> **File No. 001-12557**

Dear Mr. Pointer:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended January 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

Comparison of Fiscal 2009 and Fiscal 2008, page 18

1.   Under Executive Summary, you disclose measures of operating income, net income and diluted earnings per share, excluding the asset impairment charge and insurance litigation recovery. In future filings, please provide the disclosures required by Item 10(e)(1)(i)(C) and (D) of Regulation S-K, for each individual non-GAAP measure.

Impairment of Goodwill, page 33

2.   Please tell us and in future filings clarify how your reporting units were identified and how these relate to the four operating segments disclosed on page 49. Please also disclose how you allocate goodwill to the reporting units and whether there have been any changes in the number of reporting units or the manner in which goodwill is allocated.

3.   We note that you recorded $29 million of goodwill impairment in fiscal 2009 and you have remaining $74 million of goodwill as of January 31, 2009. We also note the significant decline in net sales for the nine months ended October 31, 2009 compared to the prior interim period in your Form 10-Q for the quarterly period ended October 31, 2009. In future filings, please clarify how you perform step one and two of the goodwill impairment test. In addition, for each reporting unit that is at risk of failing step one, please provide the following disclosure:

    - Disclose the amount of goodwill allocated to the reporting unit;
    - Disclose the percentage by which fair value exceeded carrying value as of the date of the most recent test;
    - Description of the methods and key assumptions used and how the key assumptions were determined;
    - Discuss the degree of uncertainty associated with the key assumptions; and,
    - Describe potential events or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Form 10-Q for Fiscal Quarter Ended October 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Financial Condition and Liquidity, page 29

4.   We note your disclosure on page 29 regarding the July 2009 amendment to your loan agreement. In future filings, please discuss the added flexibility gained from the amendment, and the extent to which the amendment was necessary in order to avoid a breach of the covenants in the loan agreement due to your increased restructuring costs and reduced capital expenditures, or advise us why such disclosure is not required. We note the discussion in your September 3, 2009 earnings conference call.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

        ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

        ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

        ·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Praveen Kartholy, Staff Accountant, at (202) 551-3778 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Louis Rambo at (202) 551-3289 or Jay Mumford at (202) 551- 3637 with any other questions. You may also contact Martin F. James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Brian R. Cascio
Accounting Branch Chief